SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 October, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                                                                                                                                                                                             3 October 2012

EUROPEAN BANKING AUTHORITY CAPITAL EXERCISE

Lloyds Banking Group (the Group) notes the announcements made today by the European Banking Authority (EBA) and FSA regarding the final assessment of the capital exercise and fulfilment of the EBA December 2011 recommendation, which shows the following result for the Group.

The Group meets the 9 per cent Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

The Group has a robust capital position and reported a Core Tier 1 capital ratio of 11.3 per cent and Total capital ratio of 16.6 per cent at the end of June 2012.  The Group will continue to ensure that appropriate capital is maintained.  In addition to its Core Tier 1 capital, the Group has contingent capital which was not taken into account in the EBA exercise.  This would be available to absorb losses in a more severe stress.

Further details
The detailed results of the capital adequacy assessment in relation to all participating banks as well as information on the banks' exposures to central and local governments are published on the EBA website.  The disclosure tables are based on the common format provided by the EBA.  The disclosure tables in relation to the Group are also available on the Group's website:
www.lloydsbankinggroup.com/investors/shareholder_information/eba_capital_assessment.asp

- END -

Background on the EBA capital exercise
The EBA Recommendation on the creation of temporary capital buffers to restore market confidence was adopted by the Board of Supervisors on 8 December 2011 to address the difficult situation in the EU banking system, especially with regard to the sovereign exposures, by restoring stability and confidence in the markets.  The Recommendation was part of a suite of measures agreed at EU level.

The Recommendation called on National Authorities to require banks included in the sample to strengthen their capital positions by building up an exceptional and temporary buffer such that their Core Tier 1 capital ratio reaches a level of 9 per cent by the end of June 2012.  In addition, banks were required to hold an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011.  The amount of the sovereign capital buffer has not been revised.

The initial sample of the Capital Exercise included 71 banks.  However, the 6 Greek banks were treated separately as the country is currently under an EU/IMF assistance programme.  Moreover, four banks (Öesterreichische Volksbank AG, Dexia, WestLB AG and Bankia) from the original sample have been identified as undergoing a significant restructuring process, and are being monitored separately.  Therefore, the final assessment published today refers to 61 banks.

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Interim Managing Director, Investor Relations
Email: charles.king@ltsb-finance.co.uk

Corporate Affairs
Ed Petter                                                                               +44 (0) 20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                     LLOYDS BANKING GROUP plc
                                                                                                                                                                    (Registrant)

                                                                                                                                                                     By: Kate O'Neill

                                                                                                                                                                     Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 03 October, 2012